J.P. Galda & Co.
Attorneys-at-Law
323 Pine Street, Suite 702
Easton, Pennsylvania 18042
Telephone (215) 815-1534

February 19, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Algae Dynamics Corp.
Registration Statement on Form S-1 (the “Registration Statement”)
Registration No. 333-207232

Ladies and Gentlemen:

On behalf of Algae Dynamics Corp. (the “Registrant”), please find below the Registrant’s responses to the Staff’s comment letter dated February 11, 2016 (the “Comment Letter”), which have, we believe, been fully-addressed in Amendment No. 2 to the Registration Statement filed today (the “Amendment”).  The numbered responses below correspond to the numbered paragraphs in the Comment Letter.

1.
The Convertible Note issued to RY was converted by mutual consent of the Registrant and RY effective as of February 18, 2016.  We are attaching a copy of RY’s notice of conversion.  As a result of this action, as of the effectiveness of the Registration Statement, RY has no investment discretion with respect to the securities of the Registrant.  As a result, the comment is no longer applicable.

2.
Upon discussion with RY and its counsel and review of applicable precedent, the Registrant has reduced the number of common shares which may be put to RY pursuant to the Equity Purchase Agreement under the Registration Statement to 400,000, a number which is below the 30% public float limit for the accommodation for equity lines of credit.  Based upon the number of shares presently outstanding and the number of shares presently outstanding which are owned by affiliates (officers, directors and 10% shareholders, and their affiliates), we calculate the public float to be 2,580,352 shares. The reduced number of shares registered for RY of 400,000 represents 15.5% of the public float, well below the 30% limit.

We trust you will find the above responsive to the Comment Letter.  The Registrant would like to go effective as soon possible, ideally the middle of next week.  We are prepared submit an acceleration request with the required Registrant representations as soon as appropriate.

Sincerely,

/s/ Joseph P. Galda

Cc:           Ms. Suzanne Hayes
Ms. Alla Berenshteyn
Mr. Christian Windsor

EXHIBIT A

NOTICE OF CONVERSION

(To be Executed by the Registered Holder in order to Convert the Note)

The undersigned hereby irrevocably elects to convert $26,500.00 (Principal and Interest) of the above Note into 29,609 Common Shares of Algae Dynamics Corp. (“Shares”) according to the conditions set forth in such Note, as of the date written below.

If Shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer and other taxes and charges payable with respect thereto.

Date of Conversion: February 17th 2016

Applicable Conversion Price: $0.895

Signature: /s/ Ronen Yamin
[Ronen Yamin / Managing Member]

Address:              200 Old Palisade Road – Suite 14H
                      Fort Lee, NJ 07024

SSN or EIN:         47-4707558

Shares are to be registered in the following name: RY Capital Group, LLC

Name:                   RY Capital Group, LLC

Address:              200 Old Palisade Road – Suite 14H
                              Fort Lee, NJ 07024

Tel:                       917-856-3341

SSN or EIN:         47-4707558

Shares are to be sent or delivered to the following account:

Hold at Transfer Agent until given further instruction from RY Capital Group, LLC